Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1.	Reporting Issuer

Almaden Minerals Ltd. (the “Issuer”)
Suite 210 – 1333 Johnston Street
Vancouver, B.C.
V6H 3R9

Item 2.	Date of Material Change

June 7, 2018

Item 3.	Press Release

The News Release dated June 7, 2018 was disseminated through Globe Newswire.

Item 4.	Summary of Material Change

The Issuer closed a non-brokered private placement by the issuance of 9,440,000 units (“Units”) at $1.00 per Unit. Each Unit consisted of one common share of the Issuer and one-half of one non-transferable common share purchase warrant (each such whole share purchase warrant, a “Warrant”). Each Warrant allows the holder to purchase one common share of the Issuer at a price of $1.35 per common share until June 7, 2022, subject to an acceleration provision. Finders fees consisting of $384,900 in cash and finder warrants (“Finder Warrants”) to purchase 192,450 common shares of the Issuer at a price of $1.35 per common share until June 7, 2020 were paid to arms-length, licensed securities dealers on a portion of the private placement. The Finder Warrants are subject to the same acceleration provisions as the Warrants.

Elaine Ellingham, a Director of the Issuer, acquired 25,000 Units under the private placement. Such participation is considered to be a “related party transaction” as defined under Multilateral Instrument 61-101 (“MI 61-101”). The transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the Units issued to, nor the consideration paid by, Ms. Ellingham exceeds 25% of the Issuer’s market capitalization.

Item 5.	Full Description of Material Change

See attached Schedule “A” News Release.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The executive officer of the Issuer who is knowledgeable about the material change and this Material Change Report is Douglas McDonald, Vice-President Corporate Development, whose business telephone number is (604) 689-7644.

Item 9.	Date of report

June 12, 2018

Schedule “A”

NEWS RELEASE

June 7, 2018

Trading Symbols:

TSX: AMM; NYSE American: AAU

www.almadenminerals.com

ALMADEN CLOSES OVERSUBSCRIBED $9.4 MILLION NON-BROKERED PRIVATE PLACEMENT

Vancouver, B.C. Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE American) is pleased to announce that it has closed its previously announced non-brokered private placement with the issuance of 9,440,000 units (“Units”) at $1.00 per Unit (the “Offering”). Each Unit consisted of one common share of the Company (a “Common Share”) and one-half of one non-transferable Common Share purchase warrant (each such whole Common Share purchase warrant, a “Warrant”). Each Warrant allows the holder to purchase one Common Share at a price of $1.35 until June 7, 2022. The Warrants are subject to an acceleration provision whereby if, commencing October 8, 2018, the daily volume weighted average trading price of the Common Shares on the Toronto Stock Exchange is higher than $2.00 for 20 consecutive trading days then, on the 20th consecutive trading day of any such period (the “Acceleration Trigger Date”), the expiry date of the Warrants may be accelerated by the Company to the 30th trading day after the Acceleration Trigger Date by the issuance of a news release announcing such acceleration within three trading days of the Acceleration Trigger Date.

The Offering was made by way of a private placement to qualified investors in Canada, United States of America and certain other jurisdictions where the Offering could lawfully be made. All securities issued and issuable under the Offering are subject to a four month hold period expiring October 8, 2018 in accordance with applicable securities laws in Canada, and additional restrictions under the laws of the United States and other jurisdictions in which the Offering was made.

Finders fees consisting of $384,900.00 in cash and finder warrants (“Finder Warrants”) to purchase 192,450 Common Shares at a price of $1.35 until June 7, 2020 were paid to arms-length, licensed securities dealers on a portion of the Offering. The Finder Warrants are subject to the same acceleration provisions as the Warrants.

Elaine Ellingham, a Director of the Company, acquired 25,000 Units under the Offering. Such participation in the Offering is considered to be a “related party transaction” as defined under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Offering is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the Units issued to, nor the consideration paid by, Ms. Ellingham exceeds 25% of the Company’s market capitalization.

Almaden intends to use the net proceeds of the Offering for exploration and development activities relating to the Ixtaca project, and for general corporate purposes.

About Almaden

Almaden Minerals Ltd. owns 100% of the Ixtaca project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Limited. Almaden discovered the Ixtaca gold-silver deposit in 2010.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Forward-Looking Information

Neither the Toronto Stock Exchange (TSX) nor the NYSE American have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

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THIS NEWS RELEASE IS A MATTER OF RECORD ONLY, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN. THE OFFERING IN QUESTION WAS NOT REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND THE SECURITIES SOLD IN SUCH OFFERING MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS ABSENT REGISTRATION OR APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com

http://www.almadenminerals.com/